UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                             RT Industries, Inc.
    ----------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.001 par value
    ----------------------------------------------------------------------
                       (Title of Class of Securities)

                                   74974G
                   ----------------------------------------
                               (CUSIP Number)

                        James E. Bilodeau, Jr., Esq.
      Partridge, Snow & Hahn, 180 South Main Street, Providence, RI 02903
                               (401) 861-8200
    ----------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                               March 15, 1996
    ----------------------------------------------------------------------
           (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [ ].

Check the following box if a fee is being paid with this statement. [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

CUSIP NO.   74974G                                        Page 2 of Page 8

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Elmgrove Associates II, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                  (b)  [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware Limited partnership

NUMBER OF         7     SOLE VOTING POWER   750,000 Common Shares
SHARES                  Option to purchase additional 762,074 Common Shares
BENEFICIALLY            Warrant to purchase additional 1,180,000 Common Shares
OWNED BY
EACH              8     SHARED VOTING POWER
REPORTING               None
PERSON
WITH              9     SOLE DISPOSITIVE POWER   750,000 Common Shares
                        Option to purchase additional 762,074 Common Shares
                        Warrant to purchase additional 1,180,000 Common Shares

                  10    SHARED DISPOSITIVE POWER
                        None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,692,074 Common Shares

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      47.2%

14    TYPE OF REPORTING PERSON*
      PN

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                SCHEDULE 13D

CUSIP NO.   74974G                                        Page 3 of Page 8

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Miss Sloan Capital Ltd.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                  (b)  [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      00 -- Working capital of Elmgrove Associates II, L.P.

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware corporation

NUMBER OF         7     SOLE VOTING POWER   750,000 Common Shares
SHARES                  Option to purchase additional 762,074 Common Shares
BENEFICIALLY            Warrant to purchase additional 1,180,000 Common Shares
OWNED BY
EACH              8     SHARED VOTING POWER
REPORTING               None
PERSON
WITH              9     SOLE DISPOSITIVE POWER   750,000 Common Shares
                        Option to purchase additional 762,074 Common Shares
                        Warrant to purchase additional 1,180,000 Common Shares

                  10    SHARED DISPOSITIVE POWER
                        None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,692,074 Common Shares

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      47.2%

14    TYPE OF REPORTING PERSON*
      CO

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                SCHEDULE 13D

CUSIP NO.   74974G                                        Page 4 of Page 8

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mandel Sherman

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                  (b)  [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      00 -- Working capital of Elmgrove Associates II, L.P.

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF         7     SOLE VOTING POWER   750,000 Common Shares
SHARES                  Option to purchase additional 762,074 Common Shares
BENEFICIALLY            Warrant to purchase additional 1,180,000 Common Shares
OWNED BY
EACH              8     SHARED VOTING POWER
REPORTING               None
PERSON
WITH              9     SOLE DISPOSITIVE POWER   750,000 Common Shares
                        Option to purchase additional 762,074 Common Shares
                        Warrant to purchase additional 1,180,000 Common Shares

                  10    SHARED DISPOSITIVE POWER
                        None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,692,074 Common Shares

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      47.2%

14    TYPE OF REPORTING PERSON*
      IN

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                 Items 1 - 7

      1.   Security and Issuer.

      This statement relates to shares of Common Stock, par value $.001 per share (the "Shares"), of RT Industries, Inc. (the "Issuer"), having its principal executive offices at 1875 East Lake Mary Boulevard, Sanford, Florida 32773.

      2.   Identity and Background.

      This statement is being filed by Elmgrove Associates II, L.P. ("Elmgrove"), by the general partner (the "General Partner") of Elmgrove, Miss Sloan Capital Ltd., and by Mandel Sherman, President of the General Partner. Elmgrove is a Delaware limited partnership having its principal business and executive offices at 162 Main Street, Woonsocket, Rhode Island 02895. Elmgrove's principal business is to invest and trade in securities, commodities, and investments of every kind and character.

      The General Partner is a Delaware corporation engaged principally in activities on behalf of Elmgrove. The business address of the General Partner is 162 Main Street, Woonsocket, Rhode Island 02895.

      Mr. Mandel Sherman, President of the General Partner, is a United States citizen whose principal occupation is his activities on behalf of Elmgrove. The business address of Mr. Sherman is 162 Main Street, Woonsocket, Rhode Island.

      During the five years prior to the date hereof, neither Elmgrove nor the General Partner or Mr. Sherman has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in judgment or decree enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      3.   Source and Amount of Funds or Other Consideration.

      The source of the funds used by Elmgrove to purchase the shares and warrants was derived from Elmgrove's working capital.

      In October of 1995, Elmgrove agreed to purchase from Ronald Tygar, President, of the Issuer and his wife, Francine Tygar 750,000 shares of the Common Stock of Issuer owned by Mr. and Mrs. Tygar (the "Original Shares") in exchange for $115,000 in cash and a promissory note in the principal amount of $650,000, payable in six months with interest at a rate of 10% per annum (the "Note"). As a result of a disagreement between Elmgrove and the Tygars, the transaction was not fully consummated and Elmgrove did not receive the Original Shares.

      On February 6, 1996, as a resolution of the disagreement between Elmgrove and the Tygars, the parties entered into an amendment providing
(i) for a payment of $16,250.01 of accrued interest on the Note and a principal payment of $125,000, (ii) for an extension of the maturity date on the Note to December 6, 1997 and (iii) for the granting of a two-year option to Elmgrove to purchase (in addition to the Original Shares) an additional 762,674 Shares of the Common Stock of the Issuer from Mr. and Mrs. Tygar at an exercise price of $.60 per share (the "Option Shares"). The purchase price of $650,000 remained unchanged.

      As a resolution of an additional dispute between Elmgrove and the Tygars, in addition to the approximately $141,250.01 paid on the Note, Elmgrove paid an additional $50,000 as a penalty to the Tygars. In addition, Elmgrove made a payment of $20,000 toward the Option Shares. Elmgrove and the Tygars are currently negotiating whether the penalty payment will be applied as a principal payment on the Note. The closing on the amended transaction took place on March 14, 1996.

      The Original Shares and the Option Shares are held in escrow pursuant to two separate escrow agreements. Upon payment in full of the Note, the Original Shares will be delivered to Elmgrove. Upon payment of the exercise price, the Option Shares will be delivered to Elmgrove. Until payment in full on the Note or payment in full of the exercise price, the Tygars will continue to exercise voting control over the Original Shares and the Option Shares respectively.

      In addition to Elmgrove's purchase of shares and options directly from the Tygars, Elmgrove has also loaned, on separate occasions, to the Issuer an aggregate of $490,000. Elmgrove and the Issuer have agreed to consolidate such loans into a single consolidated promissory note with a term of one year at an interest rate per annum of 12%. As further consideration, the Issuer has agreed to issue to Elmgrove warrants to purchase up to 980,000 Common Shares at an exercise price of $2.28 per share.

      In connection with an additional loan of $100,000 upon the same terms as set forth above, Elmgrove received, as additional consideration, additional warrants to purchase up to 200,000 Common Shares at an exercise price of $2.28 per share.

      4.   Purpose of  Transaction.

      In connection with the purchase of the Original Shares, Ronald Tygar resigned as President and Director of the Issuer, and Neil Tygar resigned as a Director of the Issuer.

      The Original Shares, Option Shares, and Warrants (collectively the "Shares") were acquired by Elmgrove for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer, and other factors, Elmgrove may purchase additional shares of Common Stock of the Issuer. Neither Elmgrove, the General Partner, nor Mr. Sherman has any present plans which would relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) other than as set forth above, any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12G-4 of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

      5.   Interest and Securities of the Issuer.

      By virtue of their relationship as President of the sole General Partner of Elmgrove, Mr. Sherman, the General Partner and Elmgrove may be deemed to each exercise sole voting power over the Shares. Hence, each of Mr. Sherman, the General Partner and Elmgrove, respectively, may beneficially own 2,692,074 shares, representing beneficial ownership of approximately 47.2% of the Issuer's issued and outstanding Common Stock (based upon the 4,521,143 shares reported to be outstanding as of December 8, 1995 in the Form 10-C of the Issuer filed on December 21, 1995, and the 1,180,000 shares issuable upon exercise of the Warrants). It should be noted, however, that the 762,074 shares comprising the Option Shares, at present, are not controlled by Elmgrove, but are controlled by Ronald and Francine Tygar.

      Except as set forth above, neither Mr. Sherman, the General Partner, nor Elmgrove has effected any transaction in the Shares during the last 60 days.

      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by Mr. Sherman, the General Partner, and Elmgrove.

      6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Mr. Sherman was Chairman of the Board of the Issuer from October 1995 through February 1996.

      Except as described elsewhere herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among Mr. Sherman, the General Partner and Elmgrove or between any such parties and any other party with respect to securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

      7.   Material to be Filed as Exhibits.

      None.




      Signature.

      After reasonable inquiry and to the best of my/our knowledge and belief, I/we certify that the information set forth in this statement is true, complete and correct.


                                Elmgrove Associates II, L.P.
                                By:  Miss Sloan Capital, Ltd, General Partner

                                By:  /s/ MANDEL SHERMAN
July 29, 1996                        _______________________________
____________________                 Mandel Sherman, President
Date


                                Miss Sloan Capital, Ltd

                                By:  /s/ MANDEL SHERMAN
July 29, 1996                        _______________________________
____________________                 Mandel Sherman, President
Date


July 29, 1996                   /s/ MANDEL SHERMAN
____________________            ____________________________________
Date                            Mandel Sherman